SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On May 31, 2023, MediWound Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 8 proposals:

(1)
Re-election of each of Messrs. Nachum (Homi) Shamir, Vickie R Driver ,David Fox, Assaf Segal and Stephen T. Wills,, to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
Approval of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, as amended, that increases the Company’s authorized share capital from (i) 900,000 New Israeli Shekels, or NIS, consisting of 12,857,143 ordinary shares, par value NIS 0.07 per share, or ordinary shares, to (ii) NIS 1,400,000, consisting of 20,000,000 ordinary shares, par value NIS 0.07 per share;

(4)	Approval of an increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan;
(5)
Approval of grants of options to purchase 11,800 ordinary shares for the Company’s Chairman of the Board, and options to purchase 5,900 ordinary shares for each of the Company’s other directors, subject in each case to the approval of Proposals 3 and 4;

(6)	Approval of an extension to the exercise period of options to purchase ordinary shares that had been granted to certain directors;
(7)	Approval of the payment of an annual cash bonus to Mr. Ofer Gonen, the Company’s Chief Executive Officer, in respect of his performance in 2022; and
(8)	Approval of an equity grant, comprised of options to purchase 86,000 ordinary shares, to Mr. Ofer Gonen, the Company’s Chief Executive Officer, subject to the approval of Proposals 3 and 4.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on April 20, 2022. On April 21, 2023, the record date for the Meeting (the “Record Date”), there were 9,474,661 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 4,592,716 of the Company’s outstanding ordinary shares, representing approximately 48% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s amended and restated Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law, 5759-1999 and the Company’s amended and restated Articles of Association, each of Proposals 1 through 8 was approved.

The content of this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3 filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer